Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Greenbrook TMS Inc. (“Greenbrook” or the “Company”)

890 Yonge Street, 7th Floor

Toronto, Ontario

Canada M4W 3P4

Item 2	Date of Material Change

March 29, 2023.

Item 3	News Release

A news release was issued by Greenbrook on March 29, 2023 through the facilities of PR Newswire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4	Summary of Material Change

On March 29, 2023, Greenbrook announced the potential delay in the filing of its annual report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”) beyond the prescribed filing deadline in Canada (March 31, 2023) and that the Company has also applied to the Ontario Securities Commission (the “OSC”), as principal Canadian securities regulator for the Company, for the imposition of a management cease trade order under National Policy 12-203 – Management Cease Trade Orders (“NP 12-203”) throughout the duration of the default.

Item 5	Full Description of Material Change

5.1 - Full Description of Material Change

On March 29, 2023, Greenbrook announced the potential delay in the filing of its Annual Report beyond the prescribed filing deadline in Canada.

Both management and the Company’s external auditors, KPMG LLP, agreed that additional information and analysis is necessary in order to complete the preparation and audit of the Company’s annual consolidated financial statements for the year ended December 31, 2022 contained in the Annual Report. The additional information and analysis relates to potential non-cash impairment charges relating to non-financial assets resulting from the Company’s previously-announced restructuring plan (the “Restructuring Plan”). The production and analysis by the Company and KPMG LLP’s subsequent audit of this additional information will not be completed prior to the Canadian filing deadline of March 31, 2023.

As a result, Greenbrook will not file the Annual Report, which includes the Company’s annual consolidated financial statements as at and for the year ended December 31, 2022, the related management’s discussion and analysis, the Company’s annual information form, and CEO and CFO certificates relating to the audited annual financial statements, as required by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (such filings, collectively, the “Required Documents”) before the March 31, 2023 deadline.

The Company is currently working diligently to complete the preparation of the analysis to conclude and facilitate the audit of the annual consolidated financial statements by KPMG LLP at the earliest possible date, and currently expects to be in a position to file the Required Documents by April 17, 2023.

Greenbrook has also applied to the OSC, as principal Canadian securities regulator for the Company, for the imposition of a management cease trade order under NP 12-203 throughout the duration of the default. However, there can be no assurance that a management cease trade order will be granted.

The management cease trade order, if approved, will generally not affect the ability of persons who are not or have not been management of Greenbrook to trade in its securities.

The Company has also received a waiver (the “Waiver”) from its lender, Madryn Asset Management, LP (“Madryn”), with respect to the Company’s existing credit facility (the “Credit Facility”). Pursuant to the Waiver, Madryn has waived any default related to Greenbrook having not delivered the Required Documents to Madryn in accordance with the terms of the Credit Facility, so long as the Required Documents are delivered to Madryn on or prior to April 28, 2023.

Greenbrook confirms that it will satisfy the provisions of the alternative information guidelines under NP 12-203 by issuing bi-weekly default status reports in the form of news releases for so long as it remains in default of the above-noted filing requirements. The OSC may issue a general cease trade order against Greenbrook for failure to file the Required Documents within the prescribed time period or sooner if Greenbrook fails to file its status reports during the prescribed time limits.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8	Executive Officer

For further information, please contact William Leonard, President and Chief Executive Officer, at (855) 797-4867.

Item 9	Date of Report

March 30, 2023.

Cautionary Note Regarding Forward-Looking Information

Certain information in this material change report, including statements regarding the timing, review, audit, completion and filing of the Required Documents, the application and grant of a management cease trade order by the OSC and the potential issuance of a general cease trade order by the OSC, constitute forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this material change report, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, risks relating to our ability to successfully complete the Restructuring Plan, risks relating to our ability to satisfy cash requirements necessary to operate our business and remain in compliance with our credit facility, macroeconomic factors such as inflation and recessionary conditions, as well as the factors described in greater detail in the “Risk Factors” section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021, in the “Risks and Uncertainties” section of the Company’s management’s discussion and analysis for the three and nine months ended September 30, 2022, and in the Company’s other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this material change report are made as of the date of this material change report, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.